EXHIBIT 99.4

The following table sets forth the acquisitions of Common Stock by the Trust during the past 60 days.  All of the acquisitions were affected in the open market on the New York Stock Exchange and/or through an Electronic Communication Network.

Purchase Date	Number of Shares Purchased	Price per Share
1/7/2009	575	$9.900
1/7/2009	2,482	$9.910
1/7/2009	3,350	$9.915
1/7/2009	150	$9.930
1/7/2009	9,093	$9.940
1/7/2009	500	$9.950
1/7/2009	8,250	$9.955
1/7/2009	600	$9.960
1/7/2009	2,350	$9.970
1/7/2009	822	$9.980
1/7/2009	1,250	$9.990
1/7/2009	20,579	$10.000